SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34403

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Territorial Savings Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, HI 96813

TERRITORIAL SAVINGS BANK

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Profit Sharing and Retirement Committee
Territorial Savings Bank 401(k) Plan

We have audited the accompanying statement of assets available for benefits of the Territorial Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United State).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United State of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 28, 2016

Report of Independent Registered Public Accounting Firm

The Profit Sharing and Retirement Committee

Territorial Savings Bank 401(k) Plan:

We have audited the accompanying statement of assets available for benefits of the Territorial Savings Bank 401(k) Plan (the Plan) as of December 31, 2014, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014, and the changes in assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Honolulu, Hawaii

June 26, 2015

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets:
Investments at fair value:
Mutual funds	$13,142,456	$13,663,820
Territorial Bancorp Inc. common stock	9,466,205	7,456,009
Money market funds	2,022,592	1,733,955
Total investments at fair value	24,631,253	22,853,784
Investments at contract value:
Fixed annuity contract	1,338,095	937,438
Total investments	25,969,348	23,791,222
Notes receivable from participants	389,114	253,560
Employer contributions receivable	55,589	50,469
Total receivables	444,703	304,029
Assets available for benefits	$26,414,051	$24,095,251
See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2015 and 2014
	2015	2014
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,827,942	$129,102
Dividend and interest income	511,495	470,804
Interest income on notes receivable from participants	12,252	11,866
	2,351,689	611,772
Contributions:
Participant	1,211,585	1,089,365
Employer matching	55,589	50,469
Rollover	8,161	5,511
Total additions	3,627,024	1,757,117
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(1,295,582)	(337,794)
Administrative expenses	(12,642)	(11,503)
Total deductions	(1,308,224)	(349,297)
Net increase	2,318,800	1,407,820
Assets available for benefits:
Beginning of year	24,095,251	22,687,431
End of year	$26,414,051	$24,095,251
See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description

The Territorial Savings Bank 401(k) Plan (the Plan) is a defined-contribution plan and is available to eligible employees of Territorial Savings Bank (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following brief description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan.

The Employer serves as Plan Administrator. Lincoln Financial Group and Wilmington Trust Company serve as Recordkeeper and Custodian of the Plan, respectively. Effective December 1, 2015, Reliance Trust became the Trustee of the Plan.  The prior trustee was Bank of Hawaii.  Wilmington Trust Company currently holds the Plan’s investment assets and executes investment transactions.

(a)	Eligibility

For purposes of the Plan, an employee who has attained the age of 21 and completed three months of service is eligible to make elective contributions. However, the employee must complete 12 months of service to receive employer matching contributions.

(b)	Participant Contributions

Each participant may elect to defer up to 100% of their eligible compensation up to the maximum amount that will not cause the Plan to violate applicable provisions of the Internal Revenue Code (the Code). Effective October 1, 1987, voluntary contributions by participants to the profit sharing component of the Plan are not allowed. Voluntary contributions made prior to October 1, 1987 remain in the participant’s account as 100% vested and nonforfeitable.

Participants may direct their investments into Territorial Bancorp Inc. common stock, certain mutual funds, a fixed annuity contract, and money market funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into the Vanguard LifeStrategy Moderate Growth Fund.

Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Employer Matching Contributions

The Employer may contribute on behalf of each participant an amount determined at the discretion of the Board of Directors. Employer matching contributions are allocated to the participants’ accounts in the proportion that each participant’s contribution bears to the total participant contributions for the plan year. The minimum matching amount will be five percent of the participant’s contribution. In 2015 and 2014, the Employer made matching contributions of $55,589 and $50,469, respectively.

(d)	Employer Discretionary Contributions

The Employer may make discretionary contributions to the Plan as determined by the Board of Directors. Employer discretionary contributions are allocated to eligible participants’ accounts in the proportion that each participant’s eligible compensation bears to the eligible compensation of all such participants for the plan year. The Employer is not obligated to make discretionary contributions for any plan year. There were no discretionary contributions made during 2015 or 2014.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(e)	Participants’ Accounts

The Plan Administrator maintains separate accounts for each participant.

Participants’ accounts are adjusted for (a) the participant’s contribution to the Plan, (b) the Employer’s 401(k) matching contribution for the year, (c) the profit or loss of the 401(k) trust fund (whether realized or unrealized) since the end of the immediately preceding year, (d) the aggregate of the Employer’s discretionary contributions for such year, and (e) an allocation of expenses. Investment earnings and losses and any fees and expenses paid from the Plan are allocated to participants’ accounts based on each participant’s proportionate share.

(f)	Benefits Paid to Participants

Distribution of a participant’s account will be made at such time as a participant ceases employment, becomes disabled, or dies. Distributions from the Plan will be paid in the form of cash or, if a participant’s vested balance includes Territorial Bancorp Inc. common stock, they may elect to receive a distribution of those shares. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed in a lump sum as soon as practicable. No consent of the participant is required for this involuntary cash out to be made.  If the participant’s vested interest in his or her account is greater than $1,000 but less than $5,000and no distribution election has been made, the Plan Administrator shall make a direct rollover into an individual retirement account on behalf of the participant.

A participant may also, with approval, make a hardship withdrawal for allowable financial needs that would qualify for deductions by the participant under Section 213 of the Code. Any withdrawals for medical reasons will be limited to the participant’s elective deferral under the Plan less the sum of all prior distributions. The right to make elective deferrals is suspended for six months after a withdrawal is made.

(g)	Expenses

All expenses incurred in the administration of the Plan have been paid from the funds of the Plan to the extent not paid by the Employer.

(h)	Vesting

Participant contributions and the Employer’s matching and discretionary contributions are immediately vested.

(i)	Notes Receivable from Participants

Each participant may request a loan that, when added to the outstanding balance of all other loans to the participant, does not exceed the lesser of (i) $50,000 reduced by the excess of the highest outstanding balance of all loans to the participant from the Plan during the one-year period ending on the day before the loan date, over the outstanding balance of all loans to the participant from the Plan on the loan date or (ii) 50% of the participant’s total vested accrued benefit under the Plan as of the loan date.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The period of repayment for any loan cannot exceed five years from the date of the loan, except for loans granted to purchase a principal residence for which the applicable repayment period must be within any reasonable period as determined by the Plan Administrator not to exceed a maximum of fifteen years. Additionally, principal and interest on the loan must be paid in equal installments on at least a quarterly basis. The loans bear interest at prevailing rates that are fixed at the time the loan is requested. Each loan must be made against collateral, being the assignment of the participant’s entire right, title, and interest in and to the participant’s account, supported by the borrower’s collateral promissory note for the amount of the loan. Notes receivable from participants outstanding amounted to $389,114 and $253,560 at December 31, 2015 and 2014, respectively. At December 31, 2015, all participant loans bear interest of 4.25%, and mature in years beginning in 2016 through 2025.

(j)	Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts. Money market funds are valued at cost, which approximates fair value. Shares of common stock are valued at the closing price reported on the active market on which the securities are traded at year-end. Shares of mutual funds are valued at net asset value (NAV), which represents fair value as such funds are traded in active markets.  Investments in fixed annuity contracts, which are fully-benefit responsive investment contracts, consist of the Lincoln Financial Group Stable Value Account and are reported at contract value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Contract value is the relevant measurement for assets invested in fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in fair value of investments bought, sold, and held during the year.

(c)	Change in Accounting Principle

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic (962) which simplifies the required disclosures related to employee benefit plans.  ASU 2015-12 eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts.  Contract value is the only required measure for fully benefit-responsive investment contracts.  ASU 2015-12 also eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type.  It also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  The Plan elected to early adopt ASU 2015-12 as of December 31, 2015 and has applied the provisions retrospectively.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

(g)	Use of Estimates

The preparation of the financial statements requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Territorial Bancorp Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The value, liquidity, and related income of these securities may be sensitive to changes in economic conditions, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(i)	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements are issued.

(3)	Tax Status

The Plan is a prototype profit sharing and 401(k) plan, which has received approval from the Internal Revenue Service (IRS) for use as a prototype plan by a letter dated March 31, 2008. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan is exempt from income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(4)	Lincoln Financial Group Stable Value Account

The Lincoln Financial Group Stable Value Account is a fully benefit-responsive guaranteed fixed annuity contract available as an investment option to plan participants. The fixed annuity contract is issued by Lincoln National Life Insurance Company (Lincoln). Lincoln maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals. The fixed annuity contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the fixed annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to the fixed annuity contract. Contract value, as reported to the Plan by Lincoln, represents contributions made under the contract, plus earnings less participant withdrawals. Participants may ordinarily direct withdrawals or transfers of all or a portion of their investment at contract value.

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.75%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate and the yield for the fixed annuity contract were 1.75% as of December 31, 2015 and 2014.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor that cause a significant withdrawal from the Plan, or (3) failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

Certain events could trigger termination of the fixed annuity contract by the issuer, resulting in the Plan not being able to receive immediate contract value. Such events include (1) any charges billed to the contract owner have not been paid to the issuer within 30 days, (2) the Plan ceases to meet the requirements of the Code for purchasers of this contract, (3) at any time, following the end of the third contract year, the contract owner account is less than $15,000, (4) at any time, following the end of the third contract year, there is no deposit activity for a 24-consecutive month period and the contract owner account is less than $50,000, (5) the contract owner fails to furnish requested information or other documentation, (6) the issuer discovers any misrepresentation of material information, (7) the issuer discontinues offering this contract form to the public, or (8) the Plan terminates its recordkeeping agreement with the issuer.  The Plan Administrator believes that any events that would trigger termination of the fixed annuity contract are not probable of occurring.

(5)	Fair Value Measurements

The Plan measures its financial assets, financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in its financial statements on a recurring basis at fair value in accordance with the Fair Value Measurements and Disclosures topic of the FASB Accounting Standard Codification. The topic establishes a fair value hierarchy that prioritizes the valuation inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 or 2014.

Money market funds and mutual funds: Valued at the publically published net asset value (NAV) of shares held by the plan.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assets measured at fair value on a recurring basis were classified as follows:

		Fair value of measurements at reporting date using
		Quoted prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2015:
Investments at fair value:
Money market funds	$2,022,592	$2,022,592	—	—
Mutual funds	13,142,456	13,142,456	—	—
Common stock	9,466,205	9,466,205	—	—
Total investments in the fair value hierarchy	$24,631,253	$24,631,253	—	—

December 31, 2014:
Investments at fair value:
Money market funds	$1,733,955	$1,733,955	—	—
Mutual funds	13,663,820	13,663,820	—	—
Common stock	7,456,009	7,456,009	—	—
Total investments in the fair value hierarchy	$22,853,784	$22,853,784	—	—

As of December 31, 2015 and 2014, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

The Plan’s accounting policy is to recognize transfers between levels of fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Levels 1, 2 or 3 for the years ended December 31, 2015 or 2014.

(6)	Party-In-Interest Transactions

In 2015 and 2014, the Plan invests in common shares of Territorial Bancorp Inc. and in a money market fund managed by the custodian. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Certain plan investments are managed by Wilmington Trust Company.  Wilmington Trust Company is the custodian of the Plan, and, therefore, transactions with this entity qualifies as exempt party-in-interest transactions.

				Schedule
TERRITORIAL SAVINGS BANK
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
		(c)
		Description of investment,
	(b)	including maturity dates, rate		(e)
	Identity of issue, borrower, lessor,	of interest, collateral, par,	(d)	Current
(a)	or similar party	or maturity value	Cost	value
	Vanguard Prime Money Market Fund	Money market fund, 1,605,197 shares	**	$1,605,197
*	Wilmington Prime Money Market Fund	Money market fund, 417,395 shares	**	417,395
				2,022,592
	Vanguard Windsor II Fund Admiral Shares	Mutual fund, 35,913 shares	**	2,134,641
	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund, 87,358 shares	**	2,014,471
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund, 126,377 shares	**	1,344,649
	Vanguard LifeStrategy Growth Fund	Mutual fund, 43,312 shares	**	1,180,695
	Vanguard Small-Cap Index Fund Admiral Shares	Mutual fund, 20,393 shares	**	1,081,852
	Vanguard 500 Index Fund Admiral Shares	Mutual fund, 5,527 shares	**	1,041,779
	Vanguard International Growth Fund Admiral Shares	Mutual fund, 14,003 shares	**	939,067
	Vanguard Growth Index Fund Admiral Shares	Mutual fund, 13,679 shares	**	749,195
	Vanguard Target Retirement 2015 Fund	Mutual fund, 44,407 shares	**	631,906
	Vanguard Target Retirement 2010 Fund	Mutual fund, 18,484 shares	**	459,893
	Vanguard Target Retirement 2025 Fund	Mutual fund, 26,716 shares	**	417,299
	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund, 18,237 shares	**	325,348
	Vanguard Target Retirement 2020 Fund	Mutual fund, 10,566 shares	**	286,864
	Vanguard Target Retirement 2030 Fund	Mutual fund, 9,284 shares	**	257,348
	Vanguard Target Retirement 2050 Fund	Mutual fund, 2,731 shares	**	77,793
	Vanguard Target Retirement 2035 Fund	Mutual fund, 3,574 shares	**	60,183
	Vanguard Target Retirement Income Fund	Mutual fund, 4,755 shares	**	59,202
	Vanguard Target Retirement 2045 Fund	Mutual fund, 2,623 shares	**	46,643
	Vanguard Target Retirement 2040 Fund	Mutual fund, 1,182 shares	**	33,628
	Total mutual funds			13,142,456
*	Territorial Bancorp Inc.	Common stock, 323,569 shares	**	9,466,205
*	Participant loans	48 loans, all with interest rate of
		4.25%, maturing in years
		beginning in 2016 through 2025	-	389,114
	Lincoln Financial Group Stable Value Account	Fixed annuity contract	**	1,338,095
				$26,358,462
*	A party-in-interest as defined by ERISA.
**	Information is not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Territorial Savings Bank 401(k) Plan

Date: June 28, 2016	By:	/s/ Karen J. Cox
Karen J. Cox
Senior Vice President